Exhibit 99.3

ICECURE MEDICAL LTD.

FORM OF PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Eyal Shamir, Chief Executive Officer and Director, Mr. Ronen Tsimerman, Chief Financial Officer, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value, of IceCure Medical Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, January 7, 2026 at 17:00 Israel time, and at any adjournments or postponements thereof, by means of remote communication, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ICECURE MEDICAL LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: Wednesday, January 7, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To approve an Update to the Monthly Salary of Mr. Eyal Shamir, the Chief Executive Officer and Director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.      To approve an Update to the Monthly Consideration Paid to Mr. Ron Mayron, the Chairman of the Company’s Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.      To approve Amendments to the Company’s Articles of Association.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and have no personal interest in the approval of the item that is proposed for approval at the special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via e-mail to Mr. Ronen Tsimerman, e-mail address: ronent@icecure-medical.com.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.